August 4, 2008

Mark A. Cowan

Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 5-5

Washington, DC 20549-0506

Re:	MML Series Investment Fund II (the “Trust”)
1933 Act File No. 333-122804
1940 Act File No. 811-21714
Comments received for PEA #5 filed on June 11, 2008

Dear Mr. Cowan:

Below is a summary of the comments we received from you on July 31, 2008 regarding the above-mentioned Trust, together with our responses. We appreciate the time you took to carefully review the document and have tried to address your comments. I would greatly appreciate your contacting me at 413-744-6602 as soon as possible if you have any further questions or comments. Thank you.

Prospectus Comments

1) Expense Information (All Funds)

a. Comment: Maximum 12b-1 fees should be listed in the table and reflected in the examples unless the table contains footnote disclosure that the board has determined not to raise those fees for at least one year.

Response: We will add the following disclosure:

“Rule 12b-1 Fees reflect current fees in effect that the Fund’s Board of Trustees has determined not to raise through at least May 2, 2010.”

b. Comment: Please clarify the statement that “the figures shown would be the same whether you sold your shares at the end of a period or kept them” to indicate that this is true only if a contract owner remains in the contract (i.e., fund transfer). If the contract owner redeems the shares and withdraws the proceeds from the contract, a surrender charge may be imposed under the contract.

Response: We will add the requested disclosure.

2) Additional Investment Policies and Risk Considerations (All Funds)

a. Comment: Please explain why the prospectus does not include any risks associated with investing in repurchase agreements and reverse repurchase agreements.

Response: We will add the following disclosure:

“As to repurchase agreements, if the seller defaults, a Fund could realize a loss on the sale of the underlying security to the extent that the proceeds of the sale including accrued interest are less than the resale price provided in the agreement including interest. In addition, if the seller should be involved in bankruptcy or insolvency proceedings, the Fund may incur delay and costs in selling the underlying security or may suffer a loss of principal and interest if the Fund is treated as an unsecured creditor and required to return the underlying collateral to the seller’s estate. As to reverse repurchase agreements, if the buyer files for bankruptcy or becomes insolvent, a Fund’s use of proceeds from the sale of its securities may be restricted while the other party or its trustee or receiver determines whether to enforce the Fund’s obligation to repurchase the securities.”

b. Comment: With respect to securities lending, please disclose if the portfolio retains the right to vote the securities it lends.

Response: We will add the following disclosure:

“In addition, the Fund must recover any loaned securities in order to vote on matters affecting such securities.”

3) Prior Performance for Similar Funds (All Funds)

Comment: Items 2 and 3 may not be preceded with other information. Please remove the prior performance presentations. The prior performance of the adviser in similarly managed accounts may be disclosed outside of Item 2. See General Instruction c.3(a), C.3(c)(ii) of Form N-1A.

Response: We will make the requested change to this prospectus.

SAI Comments

1) Additional Portfolio Manager Information

Comment: Please complete the information concerning the Other Accounts Managed by the Portfolio Managers.

Response: The completed information will be added in the 485(b) filing.

As requested, we acknowledge the following: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Very truly yours,

/s/ Jill Nareau Robert
Jill Nareau Robert
Assistant Clerk, MML Series Investment Fund II
Counsel, Massachusetts Mutual Life Insurance Company